Exhibit 99.1

Realm Therapeutics plc

Update on Court Hearing

Malvern, PA, 8 July 2019 – Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announces that the hearing at the High Court of Justice in England and Wales (the “Court”) in respect of the proposed scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”) by which the recommended acquisition by ESSA Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) of the entire issued share capital of Realm is to be implemented took place today in London.

The Court reserved judgment and, as such, the Court has not yet rendered its decision upon the sanctioning of the Scheme.

As a consequence of the reserved judgment, there is likely to be an update to the expected timetable of principal events for the implementation of the Scheme from that set out in the announcement made by the Company on 2 July 2019. The Company will release an announcement as soon as reasonably practicable following receipt of the Court’s judgment and will include an updated timetable of principal events as applicable.

The Company will be liaising with the Nasdaq Stock Market in respect of the continued listing of Realm’s ADSs on Nasdaq after 10 July 2019 and will provide an update in due course.

Realm Contacts:

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.:  +44 (0) 20 3727 1000

U.S.:  +1 212 600 1902

Argot Partners	FTI Consulting
Stephanie Marks/Claudia Styslinger	Simon Conway
+1 212 600 1902	+44 (0) 20 3727 1000

Cooley (Legal adviser to Realm)

Ed Lukins	+44 207 556 4261
Josh Kaufman	+1 212 479 6495
Claire Keast-Butler	+44 207 556 4211

IMPORTANT NOTES

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the Acquisition.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely by the Scheme Document, which contains the full terms and conditions of the Acquisition. Investors may obtain a free copy of the Scheme Document at the Securities and Exchange Commission’s website at www.sec.gov, or free of charge from Realm at https://www.realmtx.com or by directing a request to Realm at ir@realmtx.com.

This Announcement does not constitute a prospectus or a prospectus equivalent document.

Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This Announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this Announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

The availability of the New Essa Shares under the Acquisition to Realm Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Scheme Document.

Notice to U.S. investors in Realm

The Acquisition relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under English law. An acquisition effected by means of a scheme of arrangement is not subject to any proxy solicitation or tender offer rules under the U.S. Securities Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of U.S. proxy solicitation or tender offer rules.

The New Essa Shares to be issued under the Scheme have not been registered under the U.S. Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

Following issuance, the New Essa Shares may be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States without registration under the U.S. Securities Act by all non-affiliates of Realm and Essa. Affiliates of Realm or Essa must either have their shares registered for sale with the U.S. Securities and Exchange Commission or qualify for an exemption from registration under the U.S. Securities Act in order to resell New Essa Shares owned by them in or into the United States.

For the purposes of qualifying for the exemption from the registration requirements of the U.S. Securities Act afforded by Section 3(a)(10) thereunder, Realm has advised the Court through counsel that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme following the hearing on the fairness of the terms and conditions of the Scheme to Realm Shareholders. All such Realm Shareholders were entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification was given to all such shareholders.

The securities to be issued by Essa as consideration pursuant to the Acquisition should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act by persons who receive them under the scheme other than "affiliates" of Realm or Essa, and all non-affiliates of Real or Essa may resell them in the United States following issuance without restriction under the U.S. Securities Act. Affiliates of Realm or Essa must comply with restrictions on sale set forth in subsection (d) of Rule 145 promulgated under the U.S. Securities Act, including no sales for the first 90 days following the Effective Date and limitations as to volume and manner of sale thereafter, unless such securities have been registered under the U.S. Securities Act or qualify for another exemption from registration thereunder, including Regulation S, which permits such securities to be traded on the TSX-V. Affiliates of Essa following the Effective Date are subject to additional restrictions on sale of such securities, including as to volume and manner of sale, under Rule 144, unless such securities have been registered for resale under the U.S. Securities Act or the disposition qualifies under another exemption from the U.S. Securities Act, including Regulation S, as described above. It may be difficult for U.S. Realm Shareholders to enforce their rights and claims arising out of the U.S. federal securities laws, since Essa and Realm are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. U.S. Realm Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment. Realm Shareholders should familiarise themselves with what, if any resale restrictions may apply to them in respect of the New Essa Shares being issued to them and are urged to otherwise consult with legal, tax and financial advisers in connection with the Acquisition.

None of the securities referred to in this Announcement have been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Announcement. Any representation to the contrary is a criminal offence in the United States.

U.S. Realm Shareholders and Realm ADS Holders also should be aware that the Acquisition contemplated herein may have tax consequences to them in the United States. U.S. Realm Shareholders and Realm ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Warning Concerning Forward-Looking Statements

All statements included in this Announcement, other than statements or characterisations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 21E of the U.S. Exchange Act, other securities laws and are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Whenever the document uses words such as, without limitation, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” “predict,” “could,” “seek,” “forecast” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the Acquisition, the anticipated effectiveness of the Acquisition and the timing thereof; and any other statements that are not statements of historical fact. These forward-looking statements are based upon Realm’s or, where relevant, Essa’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur.

Realm Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied by these forward-looking statements. Important risk factors that may cause Realm’s or Essa’s actual results to differ materially from these forward-looking statements include, but are not limited to: (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the sanction of the Scheme by the Court which condition may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on Acquisition-related issues; (5) potential litigation relating to the Acquisition; (6) unexpected costs, charges or expenses resulting from the Acquisition; (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition; (8) Essa may require substantial capital in the future to fund its operations and research and development; (9) Essa’s ability to continue to fund and successfully progress internal research and development efforts and to create effective, commercially-viable drugs; and (10) the fact that Essa’s compounds may not successfully complete pre-clinical or clinical testing, or be granted regulatory approval to be sold and marketed in the United States or elsewhere.

The information contained in Realm’s annual report for the year ending 31 December 2018 distributed to shareholders and its filings with the SEC, including in its annual report on Form 20-F for the year ended 31 December 2018, identifies other important factors that could cause actual results to differ materially from those stated in or implied by the forward-looking statements in this Announcement. Realm’s filings with the SEC are available on the SEC’s website at www.sec.gov and its annual report previously distributed to shareholders is available at www.realmtx.com. You should not place undue reliance upon forward looking statements. Except as required by law, Realm does not intend to update or change any forward looking statements as a result of new information, future events or otherwise.

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